UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ABIOMED, INC.

(Name of Subject Company)

ATHOS MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Nicholas Antoun

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

George Schoen

Sanjay Murti

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2022, by Athos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ABIOMED, Inc., a Delaware corporation (“ABIOMED”), at a price of $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones (the Cash Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 15, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By amending the paragraph under the heading “Austrian Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“Johnson & Johnson is required to file a notification with the Federal Competition Authority (“FCA”) under the Austrian Cartel Act, which provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the right to apply for an in-depth investigation of the transaction is waived or the four-week waiting period (possibly extended to six-week) from submission of a complete notification to the FCA has expired without a request for an in-depth investigation. Johnson & Johnson filed a notification with the FCA on November 18, 2022. ~~In the event an in-depth investigation is requested, the acquisition of Shares pursuant to the Offer may not be consummated unless the Austrian Cartel Court or the Austrian Supreme Cartel Court, as the case may be, has dismissed the request, declared that the concentration will not be prohibited, or discontinued the investigation proceedings.~~The waiting period under the Austrian Cartel Act with respect to the Offer expired on December 16, 2022, and no request for an in-depth investigation was made. Accordingly, the condition to the Offer relating to obtaining approval under the Austrian Cartel Act has been satisfied.”

2.	By adding the following paragraph thereto:

“As of December 16, 2022, Johnson & Johnson has obtained all regulatory approvals required under the Merger Agreement, and accordingly the Antitrust Clearance Condition (as defined in Section 15—“Conditions to the Offer”) has been satisfied. Assuming satisfaction of the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the satisfaction of other customary closing conditions as described in Section 15—“Conditions to the Offer”, Johnson & Johnson expects to consummate the Offer promptly following the Expiration Time (scheduled for 11:59 p.m., New York City time, on December 21, 2022) and to consummate the Merger on December 22, 2022 in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by ABIOMED stockholders.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Marc Larkins
	Name:	Marc Larkins
	Title:	Secretary
	Date:	December 19, 2022

ATHOS MERGER SUB, INC.

By	/s/ Susan Morano
	Name:	Susan Morano
	Title:	President and Chief Executive Officer
	Date:	December 19, 2022